ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated August 4, 2010

UBS AG Yield Optimization Notes with Contingent Protection

UBS AG $•   Notes linked to the common stock of Citigroup Inc. due on or about August 22, 2011
UBS AG $•   Notes linked to the American depositary shares of Vale S.A. due on or about August 22, 2011

Investment Description

UBS AG Yield Optimization Notes with Contingent Protection (the “Notes”) are senior unsecured debt obligations issued by UBS AG (“UBS”) linked to the performance of the common stock or American depositary shares of a specific company (the “underlying stock”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the underlying stock at maturity for each Note held that is worth less than your principal. At maturity, you will receive one share of the underlying stock (subject to adjustments in the case of certain corporate events described in the accompanying YONCP product supplement under “General Terms of the Notes — Antidilution Adjustments”) for each of your Notes if the closing price of the underlying stock on the final valuation date (the “final price”) is below the specified trigger price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying stock. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the securities until maturity. Any payment on the Notes, including any contingent principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Income: Regardless of the performance of the underlying stock, the Notes will pay coupons designed to compensate you for the possibility that you could lose some or all of your principal.
☐	Tactical Investment Opportunity: If you believe the underlying stock will trend sideways over the term of the Notes — moving neither positively by more than the coupon paid on the Notes nor negatively by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the underlying stock.
☐	Contingent Protection Feature: If you hold the Notes to maturity and the underlying stock does not close below the trigger price on the final valuation date, you will receive 100% of your principal, subject to the creditworthiness of UBS AG, and you will not participate in any appreciation of the underlying stock. If you hold the Notes to maturity and the underlying stock closes below the trigger price on the final valuation date, you will receive one share of the underlying stock for each of your Notes, which in all likelihood will be worth less than your principal and may have no value at all.

Key Dates*

Trade Date	August 16, 2010
Settlement Date	August 19, 2010
Final Valuation Date	August 16, 2011
Maturity Date	August 22, 2011
*	The Notes are expected to price on or about August 16, 2010 and settle on or about August 19, 2010. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
Note Offerings

These terms relate to two separate Notes we are offering. Each of the two Notes is linked to the common stock or American depositary shares of a different company, and each of the two Notes has a different coupon rate, initial price and trigger price. The coupon rate, initial price and trigger price for each Note will be set on the trade date. The performance of each Note will not depend on the performance of any other Note.

Underlying Stocks	Coupon per Annum*	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of Citigroup Inc.	9.25% to 11.75%	$•	75% of Initial Price	90267C300	US90267C3007
American depositary shares of Vale S.A.	8.00% to 10.50%	$•	80% of Initial Price	90267C409	US90267C4096

* Paid monthly in arrears in 12 equal installments.

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the YONCP product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-10 of the YONCP product supplement relating to the Notes for risks related to an investment in the Notes. Your Note does not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying stock, they will in all likelihood be worth less than your principal and may have no value at all.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying YONCP product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
Citigroup Inc.	•	100%	•	2%	•	98%
Vale S.A.	•	100%	•	2%	•	98%

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	YONCP product supplement dated January 14, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000079/v137052_690302-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Yield Optimization Notes with Contingent Protection” or the “Notes” refer to two different Notes that are offered hereby. Also, references to the “YONCP product supplement” mean the UBS product supplement, dated January 14, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus titled, “Debt Securities and Warrants”, dated January 13, 2009.

Indicative Common Terms for Each Offering of the Notes

Issuer	UBS AG, London Branch
Principal Amount per Note	Equal to the initial price (as defined below) of the underlying stock
Term	12 months(1)
Coupon Payment	Coupon paid in arrears in twelve equal monthly installments based on the coupon per annum, regardless of the performance of the underlying stock. The coupon per annum for Notes linked to the common stock of Citigroup Inc., and Notes linked to the American depositary shares of Vale S.A. are expected to be between (i) 9.25% to 11.75% and (ii) 8.00% to 10.50%, respectively, and will each be determined on the trade date.
1st Installment through 12th Installment(2)	For Notes linked to the common stock of Citigroup Inc.: 0.8750%. For Notes linked to the American depositary shares of Vale S.A.: 0.7708%.
Trigger Price	A percentage of the initial price of the underlying stock, as specified on the first page of this free writing prospectus.
Payment at Maturity (per Note)	➢ If the final price of the underlying stock is not below the trigger price on the final valuation date, at maturity we will pay you an amount in cash equal to your principal amount.(3)
➢ If the final price of the underlying stock is below the trigger price on the final valuation date, at maturity we will deliver to you one share of the underlying stock for each Note you own.
The principal protection on your Notes is contingent. You may receive shares at maturity that will in all likelihood be worth less than your principal or may have no value at all.
Closing Price	On any trading day, the last reported sale price of the underlying stock on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Initial Price	The closing price of the underlying stock on the trade date.
Final Price	The closing price of the underlying stock on the final valuation date.

Determining Payment at Maturity for Each Offering of the Notes

You will receive at maturity one share of the underlying stock for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying YONCP product supplement and this free writing prospectus).(4)

♦	If the market price of the underlying stock on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.

The principal protection on your Notes is contingent. If the final price of the underlying stock is below the trigger price, the shares you may receive at maturity will in all likelihood be worth less than your principal or may have no value at all.

(1)	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
(2)	Based on an assumed coupon per annum of (i) 10.50% for Notes linked to the common stock of Citigroup Inc., and (ii) 9.25% for Notes linked to the American depositary shares of Vale S.A.; actual rates to be determined on the trade date.
(3)	Contingent protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.
(4)	If the calculation agent adjusts the number of shares of the underlying stock due to be delivered to you for certain corporate events affecting the underlying stock, we will pay cash in lieu of delivering any fractional shares of the underlying stock in an amount equal to that fraction multiplied by the closing price of the underlying stock on the final valuation date.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You are willing to receive shares of the underlying stock at maturity that will in all likelihood be worth less than your principal or may have no value at all; meaning you may lose some or all of your principal.
♦	You believe the market price of the underlying stock is not likely to appreciate by more than the sum of the coupons paid on the applicable Note.
♦	You believe the final price of the underlying stock is not likely to be below the trigger price on the final valuation date.
♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying stock.
♦	You are willing to accept the risk of fluctuations in the market price of the underlying stock.
♦	You are willing to invest in the Note based on the anticipated coupon range (the actual coupon rate will be determined on the trade date).
♦	You are willing to hold the Notes to maturity, a term of 12 months, and accept that there may be little or no secondary market for the Notes.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.
♦	You are not willing to receive shares of the underlying stock at maturity.
♦	You believe the market price of the underlying stock is likely to appreciate by more than the sum of the coupons paid on the applicable Note.
♦	You believe the final price of the underlying stock is likely to be below the trigger price on the final valuation date.
♦	You are not willing to accept the risks of owning equities in general and the underlying stock in particular.
♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You are unable or unwilling to hold the Notes to maturity, a term of 12 months.
♦	You seek an investment for which there will be an active secondary market.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 6 of this free writing prospectus for risks related to an investment in the Notes.

Coupon Payment Dates

Coupon will be paid in arrears in twelve equal monthly installments on the coupon payment dates listed below:

September 20, 2010	March 21, 2011
October 19, 2010	April 19, 2011
November 19, 2010	May 19, 2011
December 20, 2010	June 20, 2011
January 19, 2011	July 19, 2011
February 22, 2011	August 22, 2011

Any payment on your Notes that would otherwise be due on a coupon payment date that is not a business day will instead be paid on the next day that is a business day, with the same effect as if paid on the original due date.

What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument and a put option contract in respect of the underlying stock. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Because the Notes have a term greater than one year, amounts treated as interest on the debt component would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any underlying equity if you receive (or are deemed to receive if the cash equivalent is paid) the underlying equity.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Stocks	Coupon per Annum (to be determined on trade date)	Interest on Debt Component per Annum	Put Option Component per Annum
Common stock of Citigroup Inc.	9.25% to 11.75%	• %	• %
American depositary shares of Vale S.A.	8.00% to 10.50%	• %	• %

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent debt instrument subject to special U.S. Treasury Regulations governing contingent debt instruments. If the Notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the Notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield. These rules would generally have the effect of (i) treating each payment of stated interest on your Notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your Notes. It is also possible that pursuant to some other characterization, the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplement U.S. Tax Considerations” on page PS-38 for a more detailed description of the tax treatment of your Notes.

In 2007, the Internal Revenue Service released a Notice that may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement unless and until such time as some other treatment is more appropriate.

Specified Foreign Financial Assets — Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their tax returns, especially if such individuals hold such assets outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor.

Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the YONCP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Risk of loss of contingent protection — Your principal will be protected only if the final price of the underlying stock is not below the trigger price on the final valuation date and the Notes are held to maturity. If the final price of the underlying stock is below the trigger price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying stock. Greater expected volatility with respect to a Note’s underlying stock reflects a higher expectation as of the trade date that a stock could close below its trigger price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. A stock’s volatility, however, can change significantly over the term of the Notes. The price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.
♦	The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances — Even though you will be subject to the risk of a decline in the price of the underlying stock, you will generally not participate in any appreciation in the price of the underlying stock. Your return on the Notes at maturity will not exceed the coupon payable on the Notes except for the situation in which (1) the final price of the underlying stock is less than the trigger price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (2) the market price of the underlying stock at maturity is greater than the initial price. Such an increase in price is not likely to occur.
♦	Single stock risk — The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the initial price to public; and as a result, you may suffer substantial losses.
♦	Owning the Notes is not the same as owning the underlying stock — The return on your Notes may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Notes. Furthermore, the underlying stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation unless the final price of the underlying stock is below the trigger price. Moreover, you will only participate in the appreciation in these circumstances if the market price of the underlying stock on the maturity date is greater than the initial price. Such an increase in price is not likely to occur.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying stock and the expected price volatility of the underlying stock, the dividend rate on the underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
♦	Contingent protection of your initial investment applies only if you hold the Notes to maturity — You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, you may have to sell them at a discount, and your initial investment will not be protected.
♦	Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on market price of underlying stock — Trading or transactions by UBS or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of your Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the final price is below the trigger price on the final valuation date and accordingly the payment at maturity on your Notes. The calculation agent may postpone the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.
♦	Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the underlying stock that may be delivered for certain corporate events affecting the underlying stock, such as stock splits and stock dividends, and certain other actions involving the underlying stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying stock. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected. If the calculation agent adjusts the number of shares of the underlying stock due to be delivered to you for certain corporate events affecting the underlying stock, we will pay cash in lieu of delivering any fractional shares of the underlying stock in an amount equal to that fraction multiplied by the closing price of the underlying stock on the final valuation date.
♦	In some circumstances, the payment you receive on the Notes may be based on the common stock or American depositary shares of another company and not the underlying stock — Following certain corporate events relating to the respective issuer of the underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock or American depositary shares of a successor to the respective underlying stock issuer or any cash or any other assets distributed to holders of the underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “General Terms of the Notes — Antidilution Adjustments” beginning on page PS-25 of the YONCP product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless the final price of the underlying stock is below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events).
♦	Exchange rate risk — Because American depositary shares are denominated in U.S. dollars but represent foreign equity securities that are denominated in a foreign currency, changes in currency exchange rates may negatively impact the value of the American depositary shares. The value of the foreign currency may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, exposure to exchange rate risk may result in reduced returns for Notes linked to American depositary shares.
♦	The Notes linked to American depositary shares are subject to risks associated with foreign securities markets — Because foreign equity securities underlying the American depositary shares may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Notes linked to American depositary shares involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
♦	There are important differences between the American depositary shares of Vale S.A. and ordinary shares of Vale S.A. — You should be aware that your return on the Securities is linked to the price of the American depositary shares of Vale S.A. (“Vale”’) and not the ordinary shares of Vale. There are important differences between the rights of holders of American depositary shares and the rights of holders of the ordinary shares. Each American depositary share is a security evidenced by American Depositary Receipts that represent one ordinary share of Vale. The American depositary shares are issued pursuant to a deposit agreement, which sets forth the rights and responsibilities of the depositary, Vale, and holders of the American depositary shares, which may be different from the rights of holders of the ordinary shares. For example, a company may make distributions in respect of ordinary shares that are not passed on to the holders of its American depositary shares. Any such differences between the rights of holders of the American depositary shares and the rights of holders of the ordinary shares of Vale may be significant and may materially and adversely affect the value of the American depositary shares and, as a result, the value of your Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor about your tax situation.

Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	12 months
Coupon per annum**:	9.25% (or $0.23125 per monthly period)
Initial price of the underlying stock:	$30.00 per share
Trigger price:	$24.00 (80% of the initial price)
Principal amount:	$30.00 per Note (set equal to the initial price)
Dividend yield on the underlying stock***:	1.00%
*	Actual coupon and terms for each Note to be set on the trade date. Amounts here have been rounded for ease of analysis.
**	Coupon payment will be paid in arrears in twelve equal monthly installments during the term of the Notes on an unadjusted basis.
***	Hypothetical dividend yield holders of the underlying stock might receive over the term of the Notes.

Scenario #1: The final price of the stock is not below the trigger price of $24.00.

Since the final price of the underlying stock is not below the trigger price of $24.00, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the stock if the price appreciation of the stock (plus dividends, if any) is less than 9.25%.

If the closing price of the underlying stock on the final valuation date is $30.00 (no change in the price of the stock):

Payment at Maturity:	$30.00
Coupons:	$2.78	($0.23125 × 12 = $2.78)
Total:	$32.78
Total Return on the Notes:	9.25%

In this example, the total return on the Notes is 9.25% while the total return on the stock is 1% (including dividends).

If the closing price of the underlying stock on the final valuation date is $39.00 (an increase of 30%):

Payment at Maturity:	$30.00
Coupons:	$2.78	($0.23125 × 12 = $2.78)
Total:	$32.78
Total Return on the Notes:	9.25%

In this example, the total return on the Notes is 9.25% while the total return on the stock is 31% (including dividends).

If the closing price of the underlying stock on the final valuation date is $25.50 (a decline of 15%):

Payment at Maturity:	$30.00
Coupons:	$2.78	($0.23125 × 12 = $2.78)
Total:	$32.78
Total Return on the Notes:	9.25%

In this example, the total return on the Notes is 9.25% while the total return on the stock is a loss of 14% (including dividends).

Scenario #2: The final price of the stock is below the trigger price of $24.00.

Since the final price of the underlying stock is below the trigger price of $24.00, you will receive at maturity one share of the underlying stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $13.50 (a decline of 55%):

Value of share received:	$13.50
Coupons:	$2.78	($0.23125 × 12 = $2.78)
Total:	$16.28
Total Return on the Notes:	-45.75%

In this example, the total return on the Notes is a loss of 45.75% while the total return on the stock is a loss of 54% (including dividends).

If the closing price of the underlying stock on the maturity date is $22.50 (a decline of 25%):

Value of share received:	$22.50
Coupons:	$2.78	($0.23125 × 12 = $2.78)
Total:	$25.28
Total Return on the Notes:	-15.75%

In this example, the total return on the Notes is a loss of 15.75% while the total return on the stock is a loss of 24% (including dividends).

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions*:

Term:	12 months
Coupon per annum**:	9.25% (or $0.23125 per monthly period)
Initial price:	$30.00 per share
Trigger price:	$24.00 (80% of the initial price)
Principal amount:	$30.00 per Note (set equal to the initial price)
Dividend yield on the underlying stock***:	1.00%
*	Actual coupon and terms for each Note to be set on the trade date. Amounts here have been rounded for ease of analysis.
**	Coupon payment will be paid in arrears in twelve equal monthly installments during the term of the Notes on an unadjusted basis.
***	Hypothetical dividend yield holders of the underlying stock might receive over the term of the Notes.

Underlying Stock			The Hypothetical Final Price is Greater Than or Equal to the Hypothetical Trigger Price(1)		The Hypothetical Final Price is Less Than the Hypothetical Trigger Price(2)
Hypothetical Final Price(3)	Stock Price Return(4)	Total Return on the Underlying Stock at Maturity(5)	Total Payment at Maturity + Coupon Payments(6)	Total Return on the Notes at Maturity(7)	Total Payment at Maturity + Coupon Payments(8)	Total Return on the Notes at Maturity(7)(9)
$45.00	50.00%	51.00%	$32.78	9.25%	n/a	n/a
$43.50	45.00%	46.00%	$32.78	9.25%	n/a	n/a
$42.00	40.00%	41.00%	$32.78	9.25%	n/a	n/a
$40.50	35.00%	36.00%	$32.78	9.25%	n/a	n/a
$39.00	30.00%	31.00%	$32.78	9.25%	n/a	n/a
$37.50	25.00%	26.00%	$32.78	9.25%	n/a	n/a
$36.00	20.00%	21.00%	$32.78	9.25%	n/a	n/a
$34.50	15.00%	16.00%	$32.78	9.25%	n/a	n/a
$33.00	10.00%	11.00%	$32.78	9.25%	n/a	n/a
$31.50	5.00%	6.00%	$32.78	9.25%	n/a	n/a
$30.00	0.00%	1.00%	$32.78	9.25%	n/a	n/a
$28.50	-5.00%	-4.00%	$32.78	9.25%	n/a	n/a
$27.00	-10.00%	-9.00%	$32.78	9.25%	n/a	n/a
$25.50	-15.00%	-14.00%	$32.78	9.25%	n/a	n/a
$24.00	-20.00%	-19.00%	$32.78	9.25%	n/a	n/a
$22.50	-25.00%	-24.00%	n/a	n/a	$25.28	-15.75%
$21.00	-30.00%	-29.00%	n/a	n/a	$23.78	-20.75%
$19.50	-35.00%	-34.00%	n/a	n/a	$22.28	-25.75%
$18.00	-40.00%	-39.00%	n/a	n/a	$20.78	-30.75%
$16.50	-45.00%	-44.00%	n/a	n/a	$19.28	-35.75%
$15.00	-50.00%	-49.00%	n/a	n/a	$17.78	-40.75%
(1)	A trigger event does not occur if the Final Price of the underlying stock is not below the Trigger Price on the Final Valuation Date.
(2)	A trigger event occurs if the hypothetical Final Price is less than the hypothetical Trigger Price.
(3)	If the Final Price of the underlying stock is not below the Trigger Price on the Final Valuation Date, this number represents the Final Price as of the Final Valuation Date. If the Final Price of the underlying stock is below the Trigger Price on the Final Valuation Date, this number represents the Final Price as of the Final Valuation Date and the Maturity Date.
(4)	The Stock Price return range is provided for illustrative purposes only. The actual Stock Price return may be below -50% and you therefore may lose up to 100% of your principal amount.
(5)	The total return on the underlying stock at maturity includes a hypothetical 1.00% cash dividend payment.
(6)	Payment consists of the principal amount plus coupon payments of 9.25% per annum.
(7)	The total return on the Notes at maturity includes coupon payments of 9.25% per annum.
(8)	Payment consists of one share of the underlying stock plus coupon payments of 9.25% per annum.
(9)	If the hypothetical Final Price is less than the hypothetical Trigger Price, the total return at maturity will only be positive in the event that the market price of the underlying stock on the Maturity Date is substantially greater than the hypothetical Final Price of such underlying stock on the Final Valuation Date. Such an increase in price is not likely to occur.

Information about the Underlying Stocks

All disclosures contained in this free writing prospectus regarding each underlying stock are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any underlying stock contained in this free writing prospectus. You should make your own investigation into each underlying stock.

Included on the following pages is a brief description of the underlying stock issuers of each of the respective underlying stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying stocks. The information given below is for the four calendar quarters in each of 2006, 2007, 2008 and 2009, and the first two calendar quarters of 2010. Partial data is provided for the third calendar quarter of 2010. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying stocks as an indication of future performance.

Each of the underlying stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the underlying stocks with the SEC can be reviewed electronically through a website maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the underlying stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Citigroup Inc.

According to publicly available information, Citigroup Inc. (“Citigroup”) is a global diversified financial services holding company. Citigroup provides consumers, corporations, governments and institutions with a range of financial products and services. As of December 31, 2009, Citigroup had approximately 200 million customer accounts and did business in more than 140 countries. Citigroup operates through two primary business segments: Citicorp, consisting of its Regional Consumer Banking businesses and Institutional Clients Group; and Citi Holdings, consisting of its Brokerage and Asset Management, Local Consumer Lending, and Special Asset Pool. Citicorp is Citigroup’s global bank for consumers and businesses, and represents its core franchise. Citicorp is present in nearly 100 countries and offers services in over 140 countries. As of December 31, 2009, Citicorp had approximately $1.1 trillion of assets and $731 billion of deposits, representing approximately 60% of the Citigroup’s total assets and approximately 90% of its deposits. Information filed by Citigroup with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-09924, or its CIK Code: 0000831001. Citigroup’s website is http://www.citigroup.com. Citigroup’s common stock is listed on the New York Stock Exchange under the ticker symbol “C.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Citigroup’s common stock, based on daily closing prices on the primary exchange for Citigroup as reported by Bloomberg. Citigroup’s closing price on August 3, 2010 was $4.13. The actual initial price will be the closing price of Citigroup’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$49.29	$45.05	$47.23
4/3/2006	6/30/2006	$50.37	$47.41	$48.24
7/3/2006	9/29/2006	$50.23	$46.40	$49.67
10/2/2006	12/29/2006	$56.41	$49.38	$55.70
1/3/2007	3/30/2007	$55.25	$48.75	$51.34
4/2/2007	6/29/2007	$55.20	$51.05	$51.29
7/2/2007	9/28/2007	$52.84	$45.30	$46.67
10/1/2007	12/31/2007	$48.32	$29.29	$29.44
1/2/2008	3/31/2008	$29.69	$18.62	$21.42
4/1/2008	6/30/2008	$26.81	$16.76	$16.76
7/1/2008	9/30/2008	$21.12	$14.03	$20.51
10/1/2008	12/31/2008	$23.00	$3.77	$6.71
1/2/2009	3/31/2009	$7.46	$1.02	$2.53
4/1/2009	6/30/2009	$4.02	$2.68	$2.97
7/1/2009	9/30/2009	$5.23	$2.59	$4.84
10/1/2009	12/31/2009	$5.00	$3.20	$3.31
1/4/2010	3/31/2010	$4.31	$3.15	$4.05
4/1/2010	6/30/2010	$4.97	$3.63	$3.76
7/1/2010*	8/03/2010*	$4.30	$3.78	$4.13
*	As of the date of this free writing prospectus available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through August 3, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the performance of Citigroup’s common stock from January 29, 1999 through August 3, 2010, based on information from Bloomberg. The dotted line represents a hypothetical trigger price of $3.10, which is equal to 75% of the closing price on August 3, 2010. The actual trigger price will be based on the closing price of Citigroup’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Vale S.A.

According to publicly available information, Vale S.A. (“Vale”) is a metals and mining company which is a producer of iron ore and iron ore pellets, nickel, manganese ore, ferroalloys, bauxite, alumina and kaolin. Vale also produces aluminum, copper, coal, potash, cobalt, platinum group metals and other products. Vale operates large logistics systems in Brazil, including railroads, maritime terminals and a port, which are integrated with its mining operations. Directly and through affiliates and joint ventures, Vale has investments in the energy and steel businesses. Vale’s principal nickel mines and processing operations are conducted by its wholly owned subsidiary Vale Inco Limited, which has mining operations in Canada, Indonesia and New Caledonia. Further, Vale is engaged in bauxite mining, alumina refining, and aluminum metal smelting. In September 2009, Rio Tinto Limited completed the sale of its Corumba iron ore mine in Brazil and the associated river logistics operations to Vale. Information filed by Vale with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-15030, or its CIK Code: 0000917851. Vale’s website is http://www.vale.com. Vale’s American depositary shares are listed on the New York Stock Exchange under the ticker symbol “VALE.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Vale’s American depositary shares, based on daily closing prices on the primary exchange for Vale, as reported by Bloomberg. Vale’s closing price on August 3, 2010 was $29.07. The actual initial price will be the closing price of Vale’s American depositary shares on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$12.82	$10.57	$12.13
4/3/2006	6/30/2006	$14.55	$10.04	$12.02
7/3/2006	9/29/2006	$12.22	$9.88	$10.78
10/2/2006	12/29/2006	$15.17	$10.45	$14.87
1/3/2007	3/30/2007	$18.80	$13.76	$18.50
4/2/2007	6/29/2007	$23.78	$18.69	$22.28
7/2/2007	9/28/2007	$33.98	$19.11	$33.93
10/1/2007	12/31/2007	$37.75	$31.00	$32.67
1/2/2008	3/31/2008	$37.22	$26.51	$34.64
4/1/2008	6/30/2008	$43.91	$34.44	$35.82
7/1/2008	9/30/2008	$34.50	$16.70	$19.15
10/1/2008	12/31/2008	$18.58	$8.80	$12.11
1/2/2009	3/31/2009	$17.70	$11.90	$13.30
4/1/2009	6/30/2009	$20.83	$13.82	$17.63
7/1/2009	9/30/2009	$23.28	$15.88	$23.13
10/1/2009	12/31/2009	$29.53	$22.30	$29.03
1/4/2010	3/31/2010	$32.29	$25.18	$32.19
4/1/2010	6/30/2010	$34.55	$23.95	$24.35
7/1/2010*	8/03/2010*	$29.07	$24.34	$29.07
*	As of the date of this free writing prospectus available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through August 3, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the performance of Vale’s American depositary shares from March 21, 2002 through August 3, 2010, based on information from Bloomberg. The dotted line represents a hypothetical trigger price of $23.26, which is equal to 80% of the closing price on August 3, 2010. The actual trigger price will be based on the closing price of Vale’s American depositary shares on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes; and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes and, thus creates an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.